Exhibit 99.1

7 November 2009	For analyst and media enquiries please
call Sean O’Sullivan on: (02) 8274 5239
James Hardie acknowledges government assistance
and reconfirms commitment to AICF
James Hardie acknowledges the announcement that the Australian Government will provide a loan of up to A$160 million to the NSW Government that will go towards a loan facility of up to A$320 million to be made available by the NSW Government to the Asbestos Injuries Compensation Fund (AICF) to meet a short-term funding shortfall, and reconfirms its commitment to the agreement negotiated between the company, the AICF and the NSW Government.
The company advises that the provision of the loan facility to the AICF does not reduce James Hardie’s obligations under the Amended and Restated Final Funding Agreement (AFFA). The obligation to pay claimants remains with the AICF, and its primary source of funding continues to be contributions from James Hardie.
The AFFA continues to operate in accordance with terms negotiated by all parties, and all proven claims against former James Hardie subsidiaries and the AICF have been, and continue to be, paid in full.
“James Hardie remains committed to the performance of its obligations under the agreement,” said James Hardie CEO, Mr Louis Gries. “Furthermore, James Hardie anticipates that, based on its fiscal year 2010 results to date, it expects to make a contribution to the AICF, in accordance with the agreement, in 2010.
“We look forward to working with the NSW Government, the AICF and the Australian Government to finalise the facility,” Mr Gries added.
Under the AFFA, James Hardie contributes a maximum of 35% of its annual net operating cash flow to the AICF. Its contributions to the AICF have been affected by the decline in the company’s cash flow as a result of, among other things, the unprecedented downturn in the US housing markets, where new housing construction fell over 75%, from its peak of more than two million houses in late 2005-early 2006, to a low of around 460,000 in 2009. James Hardie derived around 77% of fiscal year 2009 net sales in the US.
Since the AICF was established in 2007, James Hardie has contributed A$302 million to the fund. Additionally, A$293 million was provided to the Medical Research and Compensation Foundation (MRCF) in 2001. Almost A$600 million has been provided in contributions since 2001.
The company is also contributing A$500,000 a year for 10 years towards medical research into the prevention, treatment and cure of asbestos diseases, and A$75,000 a year for 10 years for an education program to inform home renovators of the risks associated with asbestos.
Media/Analyst Enquiries:
Sean O’Sullivan — Vice President, Investor and Media Relations

Telephone:	0412 139 711
Email:	media@jameshardie.com.au
James Hardie Industries NV, ARBN 097 829 895. Incorporated in The Netherlands, with a corporate seat in Amsterdam. The liability of its members is limited. Dutch Registration Number: 34106455.

Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the U.S. Securities and Exchange Commission, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪	statements about our future performance;

▪	projections of our results of operations or financial condition;

▪	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives,

▪	competition, acquisitions, dispositions and/or our products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

▪	expectations that our credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	statements concerning our corporate and tax domiciles and potential changes to them;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

▪	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning indemnification obligations; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Form 20-F filed with the U.S. Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; our proposal to transform to a Dutch “SE” company and transfer our corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and U.S. securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.